EXHIBIT 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 30, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Relevant Event

To whom it may concern,

This notice is provided in compliance with the regulations of the Argentine Comisión Nacional de Valores governing the Ordinary and Extraordinary Shareholders’ Meeting to be held by the Registrant on April 26, 2016.

We write to report that, on March 29, 2016, we received a letter from the Dirección Nacional de Empresas con Participación del Estado (the National Department for Businesses in which the State is a Shareholder), which is part of the Secretaría de Política Económica y Planificación del Desarrollo del Ministerio de Hacienda y Finanzas Públicas, in which it was set forth that, in light of what is required by Decree N° 1278/12 and Resolution N° 110/12, our shareholder FGS-ANSES had made the decision to exercise its right to vote cumulatively on items 9 and 10 of the agenda at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 26, 2016.

In respect of such Ordinary and Extraordinary Shareholders’ Meeting, FGS-ANSES has stated that it will exercise its right to vote cumulatively for 264,221,559 Class B ordinary shares entitled to 1 vote per share.

Yours sincerely,

A. Enrique Pedemonte Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.